Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2018 and September 30, 2017

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE (LOSS)/INCOME
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	Three Months Ended September 30,		Nine Months Ended September 30,
		2018	2017	2018	2017

Revenue	13	$67,738	$87,772	$215,678	$233,652
Cost of sales excluding depreciation and amortization	14	48,873	53,502	166,164	160,081
Depreciation and amortization		8,659	7,365	26,115	24,697
Mine operating margin		10,206	26,905	23,399	48,874

Other expenses/(income)
Exploration expense		501	400	1,967	1,380
General and administrative		6,166	7,264	14,184	17,209
Finance expense, net	16	4,086	2,264	14,260	7,411
Other income		(1,105)	(172)	(2,148)	(466)
Loss/(gain) on fair value of financial instruments, net	5	629	3,446	(3,512)	(3,959)
Loss on conversion of 7% Convertible Debentures, net		—	—	—	165
(Loss)/income before tax		(71)	13,703	(1,352)	27,134
Deferred income tax expense	17	4,151	—	10,825	—
Net (loss)/income and comprehensive (loss)/income		$(4,222)	$13,703	$(12,177)	$27,134
Net (loss)/income attributable to non-controlling interest		(1,044)	1,586	(3,372)	964
Net (loss)/income attributable to Golden Star shareholders		$(3,178)	$12,117	$(8,805)	$26,170

Net (loss)/income per share attributable to Golden Star shareholders
Basic	18	$(0.01)	$0.03	$(0.02)	$0.07
Diluted	18	$(0.01)	$0.03	$(0.02)	$0.06
Weighted average shares outstanding-basic (millions)		380.8	378.0	380.9	371.2
Weighted average shares outstanding-diluted (millions)		380.8	385.3	380.9	438.1
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of
	Notes	September 30, 2018	December 31, 2017

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$18,359	$27,787
Accounts receivable		3,371	3,428
Inventories	6	37,573	50,653
Prepaids and other		5,000	5,014
Total Current Assets		64,303	86,882
RESTRICTED CASH		6,511	6,505
MINING INTERESTS	7	258,448	254,058
DEFERRED TAX ASSETS		2,120	12,944
Total Assets		$331,382	$360,389

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	8	$85,499	$94,623
Current portion of rehabilitation provisions	9	8,732	6,566
Current portion of deferred revenue	10	14,411	17,894
Current portion of long term debt	11	26,936	15,864
Current portion of other liability	15	19,709	13,498
Total Current Liabilities		155,287	148,445
REHABILITATION PROVISIONS	9	55,351	64,146
DEFERRED REVENUE	10	106,735	92,062
LONG TERM DEBT	11	77,867	79,741
LONG TERM DERIVATIVE LIABILITY	5	7,451	10,963
LONG TERM OTHER LIABILITY	15	—	6,786
Total Liabilities		402,691	402,143

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized		783,230	783,167
CONTRIBUTED SURPLUS		36,823	35,284
DEFICIT		(821,965)	(794,180)
Shareholders' equity attributable to Golden Star shareholders		(1,912)	24,271
NON-CONTROLLING INTEREST		(69,397)	(66,025)
Total Deficit		(71,309)	(41,754)
Total Liabilities and Shareholders' Equity		$331,382	$360,389
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "Robert E. Doyle"
Timothy C. Baker, Director                        Robert E. Doyle, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2018	2017	2018	2017

OPERATING ACTIVITIES:
Net (loss)/income		$(4,222)	$13,703	$(12,177)	$27,134
Reconciliation of net (loss)/income to net cash provided by operating activities:
Depreciation and amortization		8,669	7,373	26,142	24,719
Share-based compensation	15	2,164	4,059	2,746	7,501
Deferred income tax expense		4,151	—	10,825	—
Loss/(gain) on fair value of 7% Convertible Debentures embedded derivative	5	629	3,170	(3,512)	(3,997)
Recognition of deferred revenue	10	(4,154)	(4,266)	(11,352)	(10,651)
Proceeds from Royal Gold stream	10	—	—	—	10,000
Reclamation expenditures	9	(943)	(2,157)	(4,220)	(5,151)
Other	21	1,653	2,059	10,581	6,309
Changes in working capital	21	2,824	(224)	(1,912)	(11,627)
Net cash provided by operating activities		10,771	23,717	17,121	44,237
INVESTING ACTIVITIES:
Additions to mining properties		(85)	(82)	(467)	(474)
Additions to plant and equipment		—	(374)	(245)	(519)
Additions to construction in progress		(9,699)	(16,655)	(28,941)	(51,128)
Proceeds from asset disposal		38	—	38	—
Change in accounts payable and deposits on mine equipment and material		(426)	(2,194)	(1,236)	(3,100)
Increase in restricted cash		—	—	(6)	(29)
Net cash used in investing activities		(10,172)	(19,305)	(30,857)	(55,250)
FINANCING ACTIVITIES:
Principal payments on debt	11	(4,112)	(357)	(10,730)	(1,717)
Proceeds from debt agreements	11	—	—	35,000	10,000
5% Convertible Debentures repayment		—	—	—	(13,611)
Royal Gold loan repayment	11	—	—	(20,000)	—
Shares issued, net		—	—	—	24,521
Exercise of options		—	—	38	10
Net cash (used in)/provided by financing activities		(4,112)	(357)	4,308	19,203
(Decrease)/increase in cash and cash equivalents		(3,513)	4,055	(9,428)	8,190
Cash and cash equivalents, beginning of period		21,872	25,899	27,787	21,764
Cash and cash equivalents, end of period		$18,359	$29,954	$18,359	$29,954
See Note 21 for supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(unaudited)

	Number of Common Shares[1]	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity
Balance at December 31, 2016	335,356,450	$746,542	$33,861	$(832,951)	$(68,213)	$(120,761)
Shares issued	40,809,502	35,682	—	—	—	35,682
Shares issued under DSUs	1,167,689	521	(521)	—	—	—
Shares issued under options	23,750	16	(6)	—	—	10
Shares issued under warrants	3,223,684	2,450	—	—	—	2,450
Options granted net of forfeitures	—	—	1,027	—	—	1,027
Deferred share units granted	—	—	247	—	—	247
Performance and restricted share units granted	—	—	150	—	—	150
Share issue costs	—	(1,979)	—	—	—	(1,979)
Net income	—	—	—	26,170	964	27,134
Balance at September 30, 2017	380,581,075	$783,232	$34,758	$(806,781)	$(67,249)	$(56,040)

Balance at December 31, 2017	380,581,075	$783,167	$35,284	$(794,180)	$(66,025)	$(41,754)
Impact of adopting IFRS 15 on January 1, 2018 (see Note 3A)	—	—	—	(18,980)	—	(18,980)
Balance at January 1, 2018 (restated)	380,581,075	$783,167	$35,284	$(813,160)	$(66,025)	$(60,734)
Shares issued under DSUs	180,980	20	(165)	—	—	(145)
Shares issued under options	62,500	43	(5)	—	—	38
Options granted net of forfeitures	—	—	1,017	—	—	1,017
Deferred share units granted	—	—	419	—	—	419
Performance and restricted share units granted	—	—	273	—	—	273
Net loss	—	—	—	(8,805)	(3,372)	(12,177)
Balance at September 30, 2018	380,824,555	$783,230	$36,823	$(821,965)	$(69,397)	$(71,309)

1 On October 18, 2018, the Company announced that its board of directors (the "Board") approved a consolidation of the common shares of the Company on the basis of one post-consolidation common share for every five pre-consolidation common shares. The common shares of the Company began trading on a consolidation-adjusted basis on the TSX and the NYSE American when the markets opened on October 30, 2018 (see Note 22B).

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 and 2017
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GSC, the NYSE American (formerly NYSE MKT) under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through our 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Wassa underground mine and a carbon-in-leach ("CIL") processing plant (collectively, "Wassa"), located northeast of the town of Tarkwa, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations, the Prestea open-pit mining operations and the Prestea underground mine ("Prestea") located near the town of Prestea, Ghana. We hold and manage interests in several gold exploration projects in Ghana and in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) including International Accounting Standards ("IAS") 34 Interim financial reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2017, except for the changes in accounting policies as described below.
These condensed interim consolidated financial statements were approved by the Audit Committee of the Company on October 29, 2018.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented, except for the changes in accounting policies described in Note 3 below. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value through profit or loss.
3. CHANGES IN ACCOUNTING POLICIES
A) New Accounting Standards Effective 2018
The Company has adopted the following new and revised standards, effective January 1, 2018. These changes were made in accordance with the applicable transitional provisions.
IFRS 2 Share-based payments was amended to address (i) certain issues related to the accounting for cash settled awards, and (ii) the accounting for equity settled awards that include a "net settlement" feature in respect of employee withholding taxes effective for years beginning on or after January 1, 2018. There was no impact to the financial statements on adoption of this standard.
IFRS 9 Financial Instruments was issued in July 2014 and includes (i) a third measurement category for financial assets - fair value through other comprehensive income; (ii) a single, forward-looking "expected loss" impairment model; and (iii) a mandatory effective date of annual periods beginning on or after January 1, 2018. On adoption of this standard, there was no accounting impact to the financial statements and there were no changes in the carrying values of any of the Company's financial assets.
IFRS 15 Revenue from Contracts with Customers was amended to clarify how to (i) identify a performance obligation in a contract; (ii) determine whether a company is a principal or an agent; and (iii) determine whether the revenue from granting a license should be recognized at a point in time or over time. In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new standard. The amendments have the same effective date as the standard, which is January 1, 2018.
On January 1, 2018, the Company adopted the requirements of IFRS 15 Revenue from Contracts with Customers. As a result, the Company updated its accounting policy for deferred revenue to align with the requirements of IFRS 15. The Company elected to use the modified retrospective approach to initially adopt IFRS 15 which resulted in recognizing the cumulative effect of prior period amounts as an adjustment to the opening balance sheet through opening deficit on January 1, 2018.
Under IFRS 15, deferred revenue consists of: 1) initial cash payments received by the Company for future delivery of payable gold under the terms of the Company’s Streaming Agreement as defined in Note 10, Deferred Revenue, and 2) a significant financing component of the Company’s Streaming Agreement. Deferred revenue is increased as interest expense is recognized based on the implicit interest rate of the discounted cash flows arising from the expected delivery of ounces under the Company’s Streaming Agreement.
The amount by which the deferred revenue balance is reduced and recognized into revenue is based on a rate per ounce of gold delivered under the stream. This rate per ounce of gold delivered relating to the payments received by the Company is based on the remaining deferred revenue balance divided by the ounces that are expected to be delivered over the term of the Stream Agreement.
As the Company’s Streaming Agreement contains a variable component, IFRS 15 requires that the transaction price be updated and re-allocated on a continuous basis. As a result, the deferred revenue recognized per ounce of gold delivered under the Streaming Agreement will require an adjustment each time there is a significant change in the underlying gold production profile of a mine. Should a change in the transaction price be necessary, a retroactive adjustment to revenue will be made in the period in which the change occurs, to reflect the updated production profile expected to be delivered under the Streaming Agreement.
The impact of the initial adoption of IFRS 15 was $19.0 million. The adjustment was recorded as an increase to deferred revenue with a corresponding increase to opening deficit.
B) New Accounting Standards, Interpretations and Amendments Issued But Not Yet Effective
IFRS 16 Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019. The Company is still assessing the impact of this standard.
IFRIC 23 Uncertainty over income tax treatments clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments effective for years beginning on or after January 1, 2019. The Company is still assessing the impact of this standard.
4. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS
The judgements, estimates and assumptions discussed below reflect updates from the 2017 Annual Financial Statements. For a full list of judgements, estimates and assumptions please refer to Note 4 of the 2017 Annual Financial Statements
Deferred Revenue
On July 28, 2015, the Company through its subsidiary Caystar Finance Co. completed a $130 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD Gold AG ("RGLD"), a wholly-owned subsidiary of Royal Gold, Inc. ("RGI"). This Streaming Agreement was subsequently amended on December 30, 2015 to provide an additional $15 million of streaming advance payment. As discussed in Note 3A of these condensed interim financial statements, there is a variable component involved in accounting for the deferred revenue associated with the Streaming Agreement. This variability is subject to retroactive adjustment when there is a significant change in the timing and quantity of ounces to be delivered over the term of the Stream Agreement. Significant judgement is required in determining the expected delivery of ounces over the term of the Streaming Agreement and their associated cash flows. In undertaking this review management of the Company is required to make significant estimates of, amongst other things, discount rates, future production volumes, metal prices and reserve and resource quantities. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the deferred revenue recorded related to the

Streaming Agreement. There were no retroactive adjustments recorded in the first nine months of 2018 with the exception of the initial adjustment recorded to adopt IFRS 15 as discussed in Note 3A.
5. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at September 30, 2018 and December 31, 2017:

		September 30, 2018		December 31, 2017
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
7% Convertible Debentures embedded derivative	3	7,451	7,451	10,963	10,963
There were no non-recurring fair value measurements of financial instruments as at September 30, 2018.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the nine months ended September 30, 2018, there were no transfers between the levels of the fair value hierarchy.
Gain on fair value of financial instruments in the Statements of Operations and Comprehensive (Loss)/Income includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Loss on fair value of 5% Convertible Debentures	$—	$—	$—	$317
Loss/(gain) on fair value of warrants	—	469	—	(86)
Gain on warrant exercise	—	(193)	—	(193)
Loss/(gain) on fair value of 7% Convertible Debentures embedded derivative	629	3,170	(3,512)	(3,997)
	$629	$3,446	$(3,512)	$(3,959)
The valuation technique that is used to measure fair value is as follows:
7% Convertible Debentures embedded derivative
The debt component of the 7% Convertible Debentures is recorded at amortized cost using the effective interest rate method, and the conversion feature is classified as an embedded derivative measured at fair value through profit or loss.
The embedded derivative was valued at September 30, 2018 and December 31, 2017 using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

	September 30, 2018	December 31, 2017
Embedded derivative
Risk premium	7.6%	7.9%
Borrowing costs	10.0%	15.0%
Expected volatility	45.0%	45.0%
Remaining life (years)	2.9	3.6

The following table presents the changes in the 7% Convertible Debentures embedded derivative for the nine months ended September 30, 2018:

Fair value
Balance at December 31, 2017	$10,963
Gain on fair value of 7% Convertible Debentures embedded derivative	(3,512)
Balance at September 30, 2018	$7,451
If the risk premium increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related gain in the Statement of Operations would increase by $0.2 million for the nine months ended September 30, 2018.
If the borrowing costs increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related gain in the Statement of Operations would increase by $0.3 million for the nine months ended September 30, 2018.
If the expected volatility increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would increase and the related gain in the Statement of Operations would decrease by $0.8 million for the nine months ended September 30, 2018.
6. INVENTORIES
Inventories include the following components:

	As of	As of
	September 30, 2018	December 31, 2017
Stockpiled ore	$8,265	$22,998
In-process ore	4,267	4,014
Materials and supplies	24,630	22,677
Finished goods	411	964
Total	$37,573	$50,653
The cost of inventories expensed for the nine months ended September 30, 2018 and 2017 was $154.9 million and $147.4 million, respectively.
Net realizable value adjustments of $0.4 million and $2.3 million were recorded for stockpiled ore in the three and nine months ended September 30, 2018, respectively (three and nine months ended September 30, 2017 - $0.6 million and $3.5 million, respectively).
During the first half of 2018, a total of $2.5 million of materials and supplies inventories were written off at Wassa. These are related to open-pit mining equipment, materials and supplies as open-pit mining at Wassa was terminated in the first quarter of 2018. There were no write offs in the prior period.

7. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, mining properties and construction in progress:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
Balance at December 31, 2017	$479,214	$798,433	$126,923	$1,404,570
Additions	245	467	30,263	30,975
Transfers	11,767	112,251	(124,018)	—
Capitalized interest	—	—	579	579
Change in rehabilitation provision estimate	—	(1,421)	—	(1,421)
Disposals and other	(17,065)	—	—	(17,065)
Balance at September 30, 2018	$474,161	$909,730	$33,747	$1,417,638

Accumulated depreciation
Balance at December 31, 2017	$437,292	$713,220	$—	$1,150,512
Depreciation and amortization	9,275	16,249	—	25,524
Disposals and other	(16,846)	—	—	(16,846)
Balance at September 30, 2018	$429,721	$729,469	$—	$1,159,190

Carrying amount
Balance at December 31, 2017	$41,922	$85,213	$126,923	$254,058
Balance at September 30, 2018	$44,440	$180,261	$33,747	$258,448
As at September 30, 2018, equipment under finance leases had net carrying amounts of $3.2 million (December 31, 2017 - $1.6 million). The total minimum lease payments are disclosed in Note 11 - Debt.
No depreciation is charged to construction in progress assets. For the nine months ended September 30, 2018, the general capitalization rate for borrowing costs was 7%. Commercial production was achieved February 1, 2018, therefore no capitalized interest was recorded since.
8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	September 30, 2018	December 31, 2017
Trade and other payables	$48,351	$44,048
Accrued liabilities	28,295	40,165
Payroll related liabilities	8,853	10,410
Total	$85,499	$94,623

9. REHABILITATION PROVISIONS
At September 30, 2018, the total undiscounted amount of future cash needs for rehabilitation was estimated to be $73.3 million. A discount rate assumption of 3% and an inflation rate assumption of 2% were used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Beginning balance	$70,712	$77,382
Accretion of rehabilitation provisions	518	1,245
Changes in estimates	(2,927)	(1,923)
Cost of reclamation work performed	(4,220)	(5,992)
Balance at the end of the period	$64,083	$70,712

Current portion	$8,732	$6,566
Long term portion	55,351	64,146
Total	$64,083	$70,712
10. DEFERRED REVENUE
On July 28, 2015, the Company through its subsidiary Caystar Finance Co. completed a $130 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD, a wholly-owned subsidiary of RGI. This Streaming Agreement was subsequently amended on December 30, 2015 to provide an additional $15 million of streaming advance payment with an option, subject to Golden Star satisfying certain conditions, to access a further $5 million (this option was not exercised and has expired). The Streaming percentages were adjusted as follows to reflect the $15 million additional advance payment: From January 1, 2016, the Company will deliver 9.25% of the Mines’ production to RGLD at a cash purchase price of 20% of spot gold. From the earlier of January 1, 2018 or commercial production of the underground mines, Golden Star will deliver 10.5% of production at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered. Thereafter, 5.5% of production at a cash purchase price of 30% of spot gold will be delivered.
During the nine months ended September 30, 2018, the Company sold 19,036 ounces of gold to RGLD. Revenue recognized on the ounces sold to RGLD during the nine months ended September 30, 2018 consisted of $4.9 million of cash payment proceeds and $11.4 million of deferred revenue recognized in the period (see Note 13). The Company has delivered a total of 73,805 ounces of gold to RGLD since the inception of the Streaming Agreement.

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Beginning balance	$109,956	$114,112
Impact of adopting IFRS 15 on January 1, 2018 (see Note 3A)	18,980	—
Deposits received	—	10,000
Deferred revenue recognized	(11,352)	(14,156)
Interest on financing component of deferred revenue	3,562	—
Balance at the end of the period	$121,146	$109,956

Current portion	$14,411	$17,894
Long term portion	106,735	92,062
Total	$121,146	$109,956

11. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	September 30, 2018	December 31, 2017
Current debt:
Equipment financing credit facility	$—	$147
Finance leases	893	1,229
Ecobank Loan III	5,556	2,222
Ecobank Loan IV	4,000	—
Vendor agreement	16,487	12,266
Total current debt	$26,936	$15,864
Long term debt:
Finance leases	$1,232	$269
Ecobank Loan III	15,744	7,337
Ecobank Loan IV	14,682	—
7% Convertible Debentures	44,057	42,515
Royal Gold loan	—	18,817
Vendor agreement	2,152	10,803
Total long term debt	$77,867	$79,741

Current portion	$26,936	$15,864
Long term portion	77,867	79,741
Total	$104,803	$95,605
Ecobank Loan III
On January 24, 2018, the Company drew down the remaining $15.0 million of the Ecobank Loan III. The full $25.0 million has now been drawn.
Ecobank Loan IV and Royal Gold loan
On June 28, 2018, the Company through its subsidiary Golden Star (Wassa) Limited closed a $20.0 million secured loan facility ("Ecobank Loan IV") with Ecobank Ghana Limited and used the facility to repay in full the $20.0 million Royal Gold loan. There are no prepayment penalties associated with Ecobank Loan IV and the loan is repayable within 60 months of initial drawdown. Interest is payable monthly in arrears at an interest rate equal to three month LIBOR plus a spread of 7.5% per annum.
Finance Leases
During the nine months ended September 30, 2018, the Company entered into two financing lease agreements totaling $1.9 million for a period of 24 months.
7% Convertible Debentures
As at September 30, 2018, $51.5 million principal amount of 7% Convertible Debentures remains outstanding.
The changes in the carrying amount of the 7% Convertible Debentures are as follows:

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Beginning balance	$42,515	$47,617
Conversions	—	(6,947)
Accretion of 7% Convertible Debentures discount	1,542	1,845
Balance at the end of the period	$44,057	$42,515

Schedule of payments on outstanding debt as of September 30, 2018:

	Three months ending December 31, 2018	Year ending December 31, 2019	Year ending December 31, 2020	Year ending December 31, 2021	Year ending December 31, 2022	Year ending December 31, 2023	Maturity
Finance leases
Principal	$534	$1,059	$532	$—	$—	$—	2020
Interest	41	94	8	—	—	—

Ecobank Loan III
Principal	1,391	5,555	5,555	5,555	3,611	—	2022
Interest	524	1,739	1,189	632	101	—

Ecobank Loan IV
Principal	1,000	4,000	4,000	4,000	4,000	2,000	2023
Interest	472	1,645	1,250	847	448	74

7% Convertible Debentures
Principal	—	—	—	51,498	—	—	August 15, 2021
Interest	—	3,605	3,605	3,605	—	—

Vendor agreement
Principal	7,287	12,266	—	—	—	—	2019
Interest	268	498	—	—	—	—

Total principal	$10,212	$22,880	$10,087	$61,053	$7,611	$2,000
Total interest	1,305	7,581	6,052	5,084	549	74
	$11,517	$30,461	$16,139	$66,137	$8,160	$2,074
12. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $12.1 million, all of which are expected to be incurred within the next year.
Due to the nature of the Company’s operations, various legal matters from time to time arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.
13. REVENUE
Revenue includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Revenue - Streaming Agreement
Cash payment proceeds	$1,592	$1,881	$4,897	$4,596
Deferred revenue recognized	4,154	4,266	11,352	10,651
	5,746	6,147	16,249	15,247
Revenue - Spot sales	61,992	81,625	199,429	218,405
Total revenue	$67,738	$87,772	$215,678	$233,652

14. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Mine operating expenses	$43,400	$50,093	$133,002	$144,414
Severance charges	6	228	4,976	1,182
Operating costs from/(to) metal inventory	1,559	(2,359)	12,108	(600)
Inventory net realizable value adjustment and write-off	445	606	4,785	2,410
Royalties	3,463	4,934	11,293	12,675
	$48,873	$53,502	$166,164	$160,081
15. SHARE-BASED COMPENSATION
Share-based compensation expenses recognized in general and administrative expense in the Statements of Operations and Comprehensive (Loss)/Income, are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Share options	$169	$205	$1,017	$1,027
Deferred share units	144	69	419	247
Share appreciation rights	(59)	240	(359)	259
Performance share units	1,910	3,545	1,669	5,968
	$2,164	$4,059	$2,746	$7,501
Share options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the nine months ended September 30, 2018 and 2017 were based on the weighted average assumptions noted in the following table:

	Nine Months Ended September 30,
	2018	2017
Expected volatility	72.16%	73.70%
Risk-free interest rate	2.38%	1.86%
Expected lives	5.70 years	5.99 years
The weighted average fair value per option granted during the nine months ended September 30, 2018 was $0.58 CAD (nine months ended September 30, 2017 - $0.84 CAD). As at September 30, 2018, there was $0.9 million of share-based compensation expense (September 30, 2017 - $0.7 million) relating to the Company's share options to be recorded in future periods. For the nine months ended September 30, 2018, the Company recognized an expense of $1.0 million (nine months ended September 30, 2017 - $1.0 million).

A summary of option activity under the Company's Stock Option Plan during the nine months ended September 30, 2018 is as follows:

	Options (‘000)	Weighted– Average Exercise price ($CAD)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2017	16,629	1.19	5.9
Granted	3,008	0.92	9.4
Exercised	(63)	0.79	3.5
Forfeited	(581)	1.79	3.8
Expired	(1,643)	1.87	—
Outstanding as of September 30, 2018	17,350	1.06	6.5

Exercisable as of December 31, 2017	12,803	1.28	5.1
Exercisable as of September 30, 2018	13,314	1.08	5.7
As of September 30, 2018, there were 9,788,765 common shares available for grant under the Stock Option Plan (December 31, 2017 - 10,572,586).
Deferred share units ("DSUs")
For the nine months ended September 30, 2018, the DSUs that were granted vested immediately and a compensation expense of $0.4 million was recognized for these grants (nine months ended September 30, 2017 - $0.2 million). As of September 30, 2018, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the nine months ended September 30, 2018 and 2017:

	Nine Months Ended September 30,
	2018	2017
Number of DSUs, beginning of period ('000)	5,092	5,734
Granted	552	313
Exercised	(410)	(1,168)
Number of DSUs, end of period ('000)	5,234	4,879
Share appreciation rights ("SARs")
As of September 30, 2018, there was approximately $0.3 million of total unrecognized compensation cost related to unvested SARs (September 30, 2017 - $0.6 million). For the nine months ended September 30, 2018, the Company recognized a recovery of $0.4 million related to these cash settled awards (nine months ended September 30, 2017 - $0.3 million expense).
A summary of the SARs activity during the nine months ended September 30, 2018 and 2017:

	Nine Months Ended September 30,
	2018	2017
Number of SARs, beginning of period ('000)	2,665	2,687
Granted	1,520	1,460
Exercised	(92)	(185)
Forfeited	(253)	(408)
Number of SARs, end of period ('000)	3,840	3,554
Performance share units ("PSUs")
For the nine months ended September 30, 2018, the Company recognized $1.4 million expense related to PSU's (nine months ended September 30, 2017 - $5.8 million). As at September 30, 2018, the PSU liability of $19.7 million is recognized on the Balance Sheet as current portion of other liability.

A summary of the PSU activity during the nine months ended September 30, 2018 and 2017:

	Nine Months Ended September 30,
	2018	2017
Number of PSUs, beginning of period ('000)	13,604	15,480
Settled	(7,742)	(1,876)
Number of PSUs, end of period ('000)	5,862	13,604
2017 Performance and restricted share units ("PRSUs")
PRSUs are accounted for as equity awards with corresponding compensation expense recognized. For the nine months ended September 30, 2018, the Company recognized $0.3 million expense (nine months ended September 30, 2017 - $0.1 million).
A summary of the PRSU activity during the nine months ended September 30, 2018 and 2017:

	Nine Months Ended September 30,
	2018	2017
Number of PRSUs, beginning of period ('000)	1,694	—
Granted	2,399	1,694
Number of PRSUs, end of period ('000)	4,093	1,694
16. FINANCE EXPENSE, NET
Finance income and expense includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Interest income	$(50)	$(2)	$(65)	$(59)
Interest expense, net of capitalized interest (see Note 7)	3,145	1,645	10,119	5,312
Interest on financing component of deferred revenue (see Note 10)	1,187	—	3,562	—
Net foreign exchange (gain)/loss	(369)	310	126	(220)
Accretion of rehabilitation provision	173	311	518	933
Conversion make-whole payment	—	—	—	1,445
	$4,086	$2,264	$14,260	$7,411
On February 1, 2018, the Company placed the Prestea Underground mine into commercial production, therefore no capitalized interest was recorded since.
17. INCOME TAXES
Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. The provision for income taxes includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Current expense:
Canada	$—	$—	$—	$—
Foreign	—	—	—	—
Deferred tax expense:
Canada	—	—	—	—
Foreign	4,151	—	10,825	—
Tax expense	$4,151	$—	$10,825	$—
The deferred tax expense results from the expected utilization of tax losses at Wassa.

18. (LOSS)/INCOME PER COMMON SHARE
During the three and nine months ended September 30, 2018, the Company incurred a net loss therefore the shares for the period are not dilutive. The following table provides a reconciliation between basic and diluted (loss)/income per common share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net (loss)/income attributable to Golden Star shareholders	$(3,178)	$12,117	$(8,805)	$26,170
Adjustments:
Interest expense on 7% Convertible Debentures	—	—	—	2,749
Accretion of 7% Convertible Debentures discount	—	—	—	1,358
Gain on fair value of 7% Convertible Debentures embedded derivative	—	—	—	(3,997)
Diluted (loss)/income	$(3,178)	$12,117	$(8,805)	$26,280

Weighted average number of basic shares (millions)	380.8	378.0	380.9	371.2
Dilutive securities:
Options	—	2.0	—	2.6
Deferred share units	—	5.3	—	5.7
7% Convertible Debentures	—	—	—	58.6
Weighted average number of diluted shares (millions)	380.8	385.3	380.9	438.1

(Loss)/income per share attributable to Golden Star shareholders:
Basic	$(0.01)	$0.03	$(0.02)	$0.07
Diluted	$(0.01)	$0.03	$(0.02)	$0.06
On October 18, 2018, the Company announced that the Board approved a consolidation of the common shares of the Company on the basis of one post-consolidation common share for every five pre-consolidation common shares. The common shares of the Company began trading on a consolidation-adjusted basis on the TSX and NYSE American when the markets opened on October 30, 2018 (see Note 22B).
19. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the nine months ended September 30, 2018 and 2017 other than the items disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows, with such compensation made on terms equivalent to those prevailing in an arm's length transaction:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Salaries, wages, and other benefits	$678	$649	$2,185	$2,211
Bonuses	333	327	999	983
Share-based compensation	1,892	3,070	2,674	3,893
	$2,903	$4,046	$5,858	$7,087

20. SEGMENTED INFORMATION
Segmented revenue and results
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended September 30,	Wassa	Prestea	Other	Corporate	Total
2018
Revenue	$45,029	$22,709	$—	$—	$67,738
Mine operating expenses	21,694	21,706	—	—	43,400
Severance charges	—	6	—	—	6
Operating costs from/(to) metal inventory	1,770	(211)	—	—	1,559
Inventory net realizable value adjustment and write-off	232	213	—	—	445
Royalties	2,309	1,154	—	—	3,463
Cost of sales excluding depreciation and amortization	26,005	22,868	—	—	48,873
Depreciation and amortization	5,284	3,375	—	—	8,659
Mine operating margin/(loss)	13,740	(3,534)	—	—	10,206
Net income/(loss) attributable to non-controlling interest	770	(1,814)	—	—	(1,044)
Net income/(loss) attributable to Golden Star	$7,785	$(1,951)	$(1,564)	$(7,448)	$(3,178)

Capital expenditures	$7,033	$2,751	$—	$—	$9,784

2017
Revenue	$39,556	$48,216	$—	$—	$87,772
Mine operating expenses	27,980	22,113	—	—	50,093
Severance charges	145	83	—	—	228
Operating costs to metal inventory	(603)	(1,756)	—	—	(2,359)
Inventory net realizable value adjustment and write-off	606	—	—	—	606
Royalties	2,033	2,901	—	—	4,934
Cost of sales excluding depreciation and amortization	30,161	23,341	—	—	53,502
Depreciation and amortization	4,481	2,884	—	—	7,365
Mine operating margin	4,914	21,991	—	—	26,905
Net income attributable to non-controlling interest	444	1,142	—	—	1,586
Net income/(loss) attributable to Golden Star	$3,117	$20,565	$(1,373)	$(10,192)	$12,117

Capital expenditures	$6,469	$11,408	$—	$—	$17,877

Nine Months Ended September 30,	Wassa	Prestea	Other	Corporate	Total
2018
Revenue	138,969	76,709	—	—	215,678
Mine operating expenses	64,872	68,130	—	—	133,002
Severance charges	4,970	6	—	—	4,976
Operating costs from metal inventory	6,395	5,713	—	—	12,108
Inventory net realizable value adjustment and write-off	3,335	1,450	—	—	4,785
Royalties	7,192	4,101	—	—	11,293
Cost of sales excluding depreciation and amortization	86,764	79,400	—	—	166,164
Depreciation and amortization	16,473	9,642	—	—	26,115
Mine operating margin/(loss)	35,732	(12,333)	—	—	23,399
Income tax expense	10,825	—	—	—	10,825
Net income/(loss) attributable to non-controlling interest	2,010	(5,382)	—	—	(3,372)
Net income/(loss) attributable to Golden Star	19,373	(8,401)	(6,836)	(12,941)	(8,805)

Capital expenditures	21,522	10,032	—	—	31,554

2017
Revenue	$115,748	$117,904	$—	$—	$233,652
Mine operating expenses	84,613	59,801	—	—	144,414
Severance charges	1,099	83	—	—	1,182
Operating costs from/(to) metal inventory	3,827	(4,427)	—	—	(600)
Inventory net realizable value adjustment and write-off	2,410	—	—	—	2,410
Royalties	5,970	6,705	—	—	12,675
Cost of sales excluding depreciation and amortization	97,919	62,162	—	—	160,081
Depreciation and amortization	14,612	10,085	—	—	24,697
Mine operating margin	3,217	45,657	—	—	48,874
Net (loss)/income attributable to non-controlling interest	(73)	1,037	—	—	964
Net income/(loss) attributable to Golden Star	$1,229	$43,434	$(2,743)	$(15,750)	$26,170

Capital expenditures	$13,113	$39,774	$—	$—	$52,887
Segmented Assets
The following table presents the segmented assets:

	Wassa	Prestea	Other	Corporate	Total
September 30, 2018
Total assets	$179,027	$147,085	$1,392	$3,878	$331,382

December 31, 2017
Total assets	$195,180	$158,715	$4,257	$2,237	$360,389
Information about major customers
Currently, approximately 90% of our gold production is sold through a South African gold refinery. Except for the sales to RGLD as part of the Streaming Agreement, the refinery arranges for the sale of gold on the day it is shipped from the mine sites and we receive payment for gold sold two working days after the gold leaves the mine site. The global gold market is competitive with numerous banks and refineries willing to buy gold on short notice. Therefore, we believe that the loss of our current customer would not materially delay or disrupt revenue.

21. SUPPLEMENTAL CASH FLOW INFORMATION
During the three and nine months ended September 30, 2018 and 2017, there was no payment of income taxes. The Company paid $2.9 million and $6.8 million of interest during the three and nine months ended September 30, 2018, respectively (three and nine months ended September 30, 2017 - $2.5 million and $7.3 million, respectively).
Changes in working capital for the nine months ended September 30, 2018 and 2017 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Decrease in accounts receivable	$1,101	$2,222	$57	$3,092
(Increase)/decrease in inventories	(28)	(3,889)	7,676	(6,192)
(Increase)/decrease in prepaids and other	(240)	(478)	261	(1,661)
Increase/(decrease) in accounts payable and accrued liabilities	1,991	1,921	(9,906)	(6,866)
Total changes in working capital	$2,824	$(224)	$(1,912)	$(11,627)
Other includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
(Gain)/loss on disposal of assets	$(525)	$98	$(305)	$611
Inventory net realizable value adjustment and write-off	445	606	4,785	2,410
Loss on fair value of 5% Convertible Debentures	—	—	—	317
Loss/(gain) on fair value of warrants	—	469	—	(86)
(Gain)/loss on fair value of marketable securities	(4)	10	155	(27)
Accretion of vendor agreement	183	183	549	549
Accretion of rehabilitation provisions (see Note 9)	173	311	518	933
Amortization of financing fees	42	105	1,280	272
Accretion of 7% Convertible Debentures discount	536	470	1,542	1,358
Gain on reduction of rehabilitation provisions	(384)	—	(1,505)	—
Loss on conversion of 7% Convertible Debentures, net	—	—	—	165
Gain on warrant exercise	—	(193)	—	(193)
Interest on financing component of deferred revenue (see Note 10)	1,187	—	3,562	—
	$1,653	$2,059	$10,581	$6,309
Non-cash changes of liabilities arising from financing activities
During the three and nine months ended September 30, 2018 and 2017, the non-cash changes related to the changes in liabilities arising from financing activities are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Accretion of debt	$761	$758	$3,371	$2,179
Conversion of the 7% Convertible Debentures	—	—	—	6,947
Fair value loss on the 5% Convertible Debentures	—	—	—	317
22. SUBSEQUENT EVENTS
A) Completion of La Mancha Strategic Investment
On October 1, 2018, the Company completed a $125.7 million strategic investment with La Mancha Holding S.à r.l. ("La Mancha"), a Luxembourg-incorporated private gold investment company through a private placement. La Mancha was issued 163,210,500 Golden Star common shares, representing approximately 30% of the outstanding share capital (on a non-diluted basis) after giving effect to La Mancha's investment.

Two new directors have been appointed to the Company's Board: Andrew Wray, Chief Executive Officer of La Mancha, and Graham Crew, La Mancha's second nominee.
B) Share Consolidation
On October 18, 2018, the Company announced that the Board approved a consolidation of the common shares of the Company on the basis of one post-consolidation common share for every five pre-consolidation common shares (the "Consolidation"). At a special meeting of the Company’s shareholders on September 17, 2018, the Company’s shareholders granted authority to the Board to effect the Consolidation with 96.62% of votes cast in favour. The common shares of the Company began trading on a Consolidation-adjusted basis on the TSX and the NYSE American when the markets opened on October 30, 2018.
Holders of common shares received one post-Consolidation common share for every five pre-Consolidation common shares owned. All fractional shares created by the Consolidation were rounded down to the nearest whole share.
The Company's issued and outstanding common shares has been reduced from approximately 544.0 million common shares pre-consolidation to approximately 108.8 million common shares post-Consolidation.